Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the twelve months ended October 31, 2013

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) is dated as of January 21, 2014 and should be read in conjunction with Coastal Contacts Inc.’s (the “Company”, “our”, “we”, “us”, “Coastal” or “Coastal Contacts”) audited consolidated financial statements and notes thereto for the years ended October 31, 2013 and October 31, 2012.  We prepare our unaudited condensed consolidated interim financial statements in accordance with the International Accounting Standard (“IAS”) 34 Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and use Canadian dollars as our reporting currency.

Overview

We are the leading online retailer of eyewear serving markets in North America, Europe and Asia-Pacific.  We operate in two primary product segments — contact lenses and glasses.  We have grown our business to $218 million in sales for the fiscal year ended October 31, 2013, compared to $196 million in the comparable period in 2012, an increase of 11% or $22 million dollars.  For the fiscal year end October 31, 2013, contact lens sales comprised 73% of overall sales while glasses sales comprised 27%.

Since 2000, we have invested over $260 million in category awareness, customer acquisition and brand building activities. We have served over 5.3 million vision corrected customers through our network of manufacturing and distribution facilities located in North America, Europe and Australia. Since the introduction of our vertically integrated glasses business in 2008, we have made significant progress introducing our contact lens customers to our glasses offering and our glasses customers to our contact lenses offerings. We continue to view this cross category promotion as a meaningful opportunity for 2014 and beyond.

During the second quarter of fiscal 2013, we raised net proceeds of $19.2 million and commenced our long-term strategy of building on our market leadership positions.  We are pleased with the results of those investments made throughout the year in additional awareness, and customer acquisition which continued our differentiated category leadership. We finished our fiscal year end with cash and cash equivalents of $22.4 million and are well capitalized to continue our growth.

Our established contact lens business increased 8% to $159.8 million during the year ended October 31, 2013, outpacing the industry’s growth estimates by a factor of more than 2. Our contact lens business continues to benefit from high customer retention rates and as a result generated 10% or $15.5 million of Adjusted EBITDA(1) excluding the foreign exchange effects of the Japanese Yen for the fiscal year ended October 31, 2013, compared to 12% or $17.6 million in the comparable period, due to a modest decrease in gross margins and higher marketing expenses which accelerated the growth. These recurring and predictable operating cash flows enable us to fund our expansion into new geographies and help us continue to invest in our market leading glasses business.  We continue to focus on key market segments to build on our market leadership positions.

(1)  Adjusted EBITDA is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-IFRS Measures and Definitions for further information and a reconciliation of net earnings to Adjusted EBITDA.

Our glasses business increased 21% to $57.8 million during the year ended October 31, 2013, making us the largest global online retailer of eyeglasses by our estimates. Our early focus on prescription single vision glasses has led to us capturing significant share in the online category.  In 2013, we began concentrating our marketing initiatives on specialty products including progressive glasses and prescription sunglasses and we are encouraged by our early results serving these high value customer segments. During the year, we also served a record number of returning glasses customers. We are encouraged by the unit economics and profitability of our returning glasses customers. Average order values for returning glasses customers grew to $142 in the United States and $174 in Canada in the most recent quarter, up from $72 and $129 in the comparable period in 2012. These increases demonstrate our customers’ growing confidence in our online order processing, manufacturing and delivery.

Our new and returning glasses customers also benefited from increased product selection on our websites in fiscal 2013. While we added supplier relationships for key brands such as Oakley™ and Raen in fiscal 2013, the majority of our customers continue to shop for our exclusive brands. This demonstrates our ability to design and procure fashionable products and merchandise the value proposition we offer to consumers. Our focus on quality improvements to our exclusive brands over the last 24 months, including higher-end hinges and acetates have been well received by our customers. We have built significant brand equity in our iconic brands such as Derek Cardigan™ through our innovative marketing and product placement strategies. These marketing investments have been correlated with increases in brand awareness which we view as an important leading indicator for our overall business.

We opened our first retail locations in Canada in fiscal 2013. As at October 31, 2013, we had a total of 9 retail stores in Canada and Sweden.  We are committed to a focused build out of our retail strategy in Canada, Finland and Norway in 2014 where we currently have market leading positions and very high brand awareness. Our goal is to offer customers a true omni-channel experience that merges at-home, in-store, social media, personalized shopping and mobile commerce into one seamless experience. To date we are pleased with the return on these early investments.

We continue to differentiate our glasses business and solidify our competitive advantages through our vertically-integrated lab. We have invested in state-of-the-art in-house manufacturing capabilities and believe we have one of the most technologically-advanced glasses laboratories in the world.  By controlling the production process in our glasses laboratories, we are able to produce higher-quality products, innovate rapidly, maintain a favorable cost structure and ensure timely delivery to customers. We have invested in glasses production infrastructure to strengthen future sales growth through a combination of a higher volume of units and average order values. We continue to have significant capacity at our lab operations and look forward to scaling our operation to maximize efficiency at these facilities.

We continue to execute on our strategy of investing ahead of the general adoption curve for the fulfillment of glasses online. As consumers increasingly embrace digital technology and migrate online, we believe our business will benefit from our first-mover advantage, category leading customer satisfaction levels and brand awareness. Our web leading technology platform offers state of the art virtual try on technology to consumers.  We believe this platform will lead to a higher proportion of organic traffic over time, from both new and returning customers, as online media costs rise across the web and within our category from increased competition.

There is a long-term shift in consumer buying patterns taking place today and our innovative business model has forced traditional optical to adapt with the evolving landscape.

We believe our business is well positioned in this early stage category to take advantage of three key secular changes taking place in the industry today.  First, the internet continues to penetrate all retail categories and the migration to the web is stronger than ever as consumers are seeking value, speed and convenience by shopping online.  Second, our population continues to age which is creating increasing demands for vision correction needs.  Finally, health care costs are increasingly burdensome on consumers, businesses, insurance companies and governments across the world.  As health care costs rise, many are seeking more efficient cost savings to redistribute to other parts of healthcare. We are currently involved in several discussions with Health Care providers assessing the opportunities to better serve customers in this segment.  Our overall strategy as we explore new partnership opportunities is to capitalize on these secular changes.

Results of Operations including Selected Supplemental and Segmented Information — for the three and twelve months ended October 31, 2013 and 2012 and annual information for 2011

($000’s) except Orders Shipped and	Three months ended October 31		Twelve months ended October 31
Average Order Size	2013	2012	2013	2012	2011
Total sales	53,359	50,700	217,550	196,085	182,714

Gross profit	23,602	23,272	90,891	84,527	76,435
Gross profit - %	44%	46%	42%	43%	42%

Foreign exchange (gains) losses	796	(280)	714	308	(151)

Loss before income taxes	(3,156)	(2,290)	(16,130)	(4,318)	(5,364)

Net loss	(2,931)	(2,579)	(15,944)	(4,878)	(5,305)

Adjusted EBITDA*	(775)	(445)	(9,906)	1,381	743

Basic & diluted loss per share	(0.09)	(0.09)	(0.52)	(0.17)	(0.19)

Total assets	93,260	83,104	93,260	83,104	82,287

Total long-term financial liabilities	3,535	457	3,535	457	3,411

Average order size*	$110.05	$89.09	$100.52	$86.62	$84.53

Glasses Frames Shipped*	164,853	281,023	892,723	987,452	778,662

*Adjusted EBITDA, Average Order Value and Glasses Frames Shipped are non-IFRS measure that do not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-IFRS Measures and Definitions for further information and a reconciliation of net earnings to Adjusted EBITDA.

Total sales increased by $2.7 million or 5% in the fourth quarter of fiscal 2013 to $53.4 million (484,874 orders shipped) compared to $50.7 million (569,091 orders shipped) in the fourth quarter of fiscal 2012.  More specifically, sales increased 24% due to an increase in average order value from $89.09 in the fourth quarter of 2012 to $110.05 in the same quarter in 2013.  Sales increased 2% due to the effects of foreign exchange offset by a 15% decrease in shipped orders.  Total sales increased by $21.5 million or 11% in the twelve months ended October 31, 2013 to $217.6 million (2,164,220 orders shipped) compared to $196.1 million (2,263,778 orders shipped) in the twelve months of fiscal 2012.  More specifically, sales volume grew 15% due to an increase in average order value from $86.62 to $100.52, and decreased 4% from a reduction in orders shipped for the twelve months ended October 31, 2013 compared to the same period in 2012; exclusive of a 1% increase due to foreign exchange rate effect.

Gross profit was $23.6 million or 44% in the three months ended October 31, 2013 compared to $23.3 million or 46% during the same period in 2012.  For the twelve months ended October 31, 2013, gross profit was $90.9 million or 42% compared to $84.5 million or 43% during the same period in 2012.  For both periods, the decrease in gross profit as a percentage of sales is attributable to mix shift, the expansion of our U.S. glasses lab and fewer frames shipped as we increase our average order sizes in the glasses business. The effect of our US facility on gross margin was largely offset by the reduction in our fulfillment costs as a result of negotiating better shipping costs inside the US. Further details are outlined below for each product segment.

Fulfillment expenses were $4.5 million or approximately 8% of sales during the three months ended October 31, 2013, compared to $5.2 million or 10% of sales during the same period in 2012.  In the twelve months ended October 31, 2013, fulfillment expenses decreased to 9% of sales or $20.3 million, compared to $19.2 million or 10% of sales during the same period in 2012. For both periods, the improvement in fulfillment expenses as a percentage of sales is primarily attributable to a reduction of outbound freight costs from shipping directly from our new U.S.-based distribution center.

Selling and marketing expenses as a percentage of sales remained relatively constant as a percentage of sales during the three months ended October 31, 2013 totaling approximately $15.5 million or 29% of sales, compared to $14.4 million or 28% of sales during the same period in 2012.  In the twelve months ended October 31, 2013, selling and marketing expenses increased to 29% of sales or $63.2 million, compared to 24% or $47.9 million during the same period in 2012.  For both periods, the increases in selling and marketing expenses as a percentage of sales relate to increases in direct advertising spend and employment costs. Throughout fiscal 2013, we have consciously invested more to acquire new customers in key segments that we believe will have higher life-time values.

General and administrative expenses as a percentage of sales decreased during the three months ended October 31, 2013 to approximately 11% of sales or $5.8 million compared to 12% of sales or $6.0 million during the same period in 2012.  The decrease in general and administrative expenses in the fourth quarter was a result of one-time listing and financing fees of $1.0 million in 2012, offset with higher employment costs in 2013.  In the twelve months ended October 31, 2013, general and administrative expenses decreased to 10% of sales or $22.5 million, compared to 11% or $20.9 million during the same period in 2012.  When normalized for one-time costs in both periods, general and administration expenses remained constant at 10% of sales during the comparable periods.

Our income tax recovery was $0.2 million in the fourth quarter of 2013 compared to a $0.3 million expense during the same period in 2012.  During the year ended October 31, 2013, our income tax recovery was $0.2 million compared to an expense of $0.6 million in 2012.  Certain operations generate taxable earnings and in certain jurisdictions we have incurred tax losses historically that can be applied against current and future taxable earnings to reduce our tax liability on those earnings.  We have not recognized these deferred tax assets.  Consequently, our consolidated tax expense, as a percentage of earnings before income taxes, will vary from quarter to quarter in line with the mix of net earnings within each taxable jurisdiction.

Contact Lens Business

	Three months ended Oct 31		Twelve months ended Oct 31
($000’s) except Average Order Value	2013	2012	2013	2012
Contact Lens Sales	39,460	36,852	159,798	148,201

Gross Profit	16,750	15,740	64,918	62,080
Gross Profit - %	42%	43%	41%	42%

Adjusted EBITDA*	3,602	4,248	15,450	17,637
Adjusted EBITDA - %*	9.1%	11.5%	10%	12%

Average Order Value	116.69	106.16	113.34	107.03

*Adjusted EBITDA excluding the foreign exchange effects of the Japanese Yen

Our contact lens business generated $39.5 million of sales during the fourth quarter of fiscal 2013, an increase of $2.7 million or 7%, from $36.9 million in the same period last year.  This increase was due to a 10% increase in average order value offset by a 3% decrease in the number of orders shipped. Our contact lens business generated $159.8 million of sales in the twelve months of fiscal 2013, an increase of $11.6 million or 8%, from $148.2 million in the same period last year.  This increase was due to a 6% increase in average order value and a 2% increase in the number of orders shipped.

Our contact lens business continues to be characterized by high re-order rates from returning customers.  Approximately 80% of our contact lens revenues and orders for the three and twelve months ended October 31, 2013 were generated from existing customers.

Sales of Splash™, our proprietary brand of contact lenses, as a percentage of total contact lens units was consistent at 5% for the three and twelve months ended October 31, 2013 compared to the same period in 2012.

Gross profit was 42% sales in the three months ended October 31, 2013 compared to 43% during the same period in 2012.  Gross profit was 41% of sales in the twelve months ended October 31, 2013 compared to 42% during the same period in 2012. The modest decline in gross profit is attributable to the impact of foreign exchange and our strategy of competing in multiple customer and price segments of the contact lens market using different websites and brands.  In general, our focus is to leverage our premium brands and differentiate ourselves with our superior customer service levels. The decline in gross profit was also attributed to our European fulfillment partnerships which are typically characterized by higher volume and lower margin transactions.

Our contact lens business remains healthy and generated Adjusted EBITDA(2) margins of 9% during the quarter, down from 12% in comparable period in 2012 due to higher marketing expenses and Japanese foreign exchange.

Glasses Business

($000’s) except Frames Shipped	Three months ended Oct 31		Twelve months ended Oct 31
and Average Order Value	2013	2012	2013	2012
Glasses Sales	13,899	13,848	57,752	47,884

Gross Profit	6,852	7,532	25,973	22,447
Gross Profit - %	49%	55%	45%	47%

Average Order Value	94.73	62.39	76.56	57.06

Frames Shipped	164,853	281,023	892,723	987,452

Our glasses business generated $13.9 million of sales during the fourth quarter of fiscal 2013, an increase of $0.1 million from $13.8 million in the same period last year.  The increase in sales was driven by a 52% increase in average order value and a 34% decrease in the number of orders shipped.  Our glasses business generated $57.8 million of sales during the twelve months ended October 31, 2013, an increase of $9.9 million or 21%, from $47.9 million in the same period last year.  The increase in sales was driven by a 34% increase in average order value and a 10% decrease in the number of orders shipped.

During the quarter ended October 31, 2013, we shipped 164,853 pairs of glasses, a decrease of 41% compared to the same period last year when we shipped 281,023 pairs of glasses. The number of pairs of glasses we shipped decreased 10% in the twelve months ended October 31, 2013 to 892,723 from 987,452 in the same period in 2012. The decrease in frames shipped is due to a reduction in the number of First Pair Free frames shipped for the three and twelve months ended October 31, 2013 compared to the same periods in 2012.  This shift aligns with our strategy of migrating both new and existing customers to normalized prices.

Our average order values for returning glasses customers grew to $142 in the United States and $174 in Canada, up significantly over the prior period as we continue to focus on serving enduring and specialty segments within the optical category. These increases demonstrate our customers’ growing confidence in our online order processing, manufacturing and delivery. We are concentrating our marketing initiatives on targeting higher value new and existing customers while focusing on specialty products including progressive glasses and prescription sunglasses.

(2)  Adjusted EBITDA is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-IFRS Measures and Definitions for further information and a reconciliation of net earnings to Adjusted EBITDA.

Our exclusive brands of glasses such as Derek Cardigan™, Kam Dhillon™, Joseph Marc™, Love™ and Ltede™ remain popular and, in aggregate, represented 53% and 56%, respectively, of the frames shipped during three and twelve months ended October 31, 2013.  Our strategy is to continue to expand our portfolio of products and brands, in particular to enhance our offering of exclusive brands to service both new and existing customers.

Gross profit decreased to 49% of sales during the three months ended October 31, 2013 compared to 55% during the comparable period in 2012.  In the twelve months ended October 31, 2013, gross profit decreased to 45% from 47% in the same period in 2012. The decrease in gross profit is attributable to the addition of incremental manufacturing capacity in our glasses labs, combined with a different revenue mix from lower First Pair Free orders.  Our First Pair Free orders are characterized by lower average order values as customers typically pay for shipping charges plus any lens upgrades and we record the cost of the free product as a selling and marketing expense while outbound shipping costs are recorded as a fulfillment expense. Thus, shipping charges represented a larger proportion of total glasses revenue throughout fiscal 2012. The decline in gross profit was also a result of a higher proportion of branded glasses frames and modest product cost increases with our exclusive brands as we focus on upgrading key components including hinges and acetates to deliver a high quality product to our customers.  Gross margins in our most mature glasses business exceed 50% and we anticipate generating long-term gross margins of 60% for our overall glasses business through a combination of higher volumes and strategic pricing.

We continue to focus on growing our glasses business through innovative marketing campaigns and promotional strategies in large markets that demonstrate attractive long-term returns such as Canada, the United States and Sweden, and are constantly exploring partnership opportunities with large healthcare organizations, corporations and other e-commerce companies.

Liquidity and Capital Resources

At October 31, 2013, we had cash and cash equivalents of $22.4 million, compared to $19.2 million at October 31, 2012.

Cash used in operations was $14.6 million during the twelve months ended October 31, 2013 compared to $7.0 million generated during the same period in 2012.  We used cash from earnings after adjustments for non-cash items of $11.4 million and used cash of $3.0 million from changes in non-cash working capital items as increases inventory, accounts receivable and prepaid expenses exceeded increases in accounts payable and accrued liabilities. We expect cash flows from changes in working capital to vary from quarter to quarter due to the timing of ordinary course receipts and payments.  During the year, we refinanced our lease facility with a revolving term loan.

Cash generated from financing activities was $21.2 million during the twelve months ended October 31, 2013.  During the second quarter of 2013, we completed a public offering of 3,447,100 common shares for gross proceeds of US$20.7 million ($21.0 million).  After commission, legal fees and related costs, net proceeds were $19.2 million.  We generated $0.5 million from increases in our loans, net of interest expense. In addition, we generated $1.5 million in proceeds from share options exercised.  As at October 31, 2013, we have $2.0 million in finance lease obligations related to equipment.

Cash used for investing activities was $3.9 million for the twelve months ended October 31, 2013 compared to $4.5 million during the same period in 2012.  During the twelve months ended October 31, 2013, we continued the expansion of our investments in our glasses production facilities as well as our information technology infrastructure.

We believe that existing available cash, operating facilities, and operational cash flow will be sufficient to support our capital expansion plans, share purchases and operations through to the end of October 31, 2014.  We are actively expanding our product offerings, assessing capital financing alternatives, assessing strategic opportunities, and considering strategic acquisitions.  We may seek additional sources of funds to support our capital expansion or for accelerated growth, acquisitions of companies or assets or other activities, and there can be no assurance that such funds will be available on satisfactory terms or at all.  Failure to obtain such financing could delay or prevent our planned growth, which could adversely affect our business, financial condition and results of operations.

Financial Instruments

Coastal, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: credit risk, market risk, interest rate risk and liquidity risk.  Coastal’s board of directors reviews with management the principal risks affecting Coastal and the systems that have been put in place to manage these risks.  There have been no changes to how management analyzes the risks associated with the financial instruments since October 31, 2012.

Fair Values

Coastal’s financial instruments consist of cash and cash equivalents, trade and other receivables, trade and other payables, provisions, a finance lease obligation and an operating line of credit.  The carrying value of cash and cash equivalents, trade and other receivables, trade and other payables and provisions approximates their fair value due to the immediate or short term maturity of these financial instruments.

The finance lease obligation, term loan and long-term debt have been recorded at amortized cost.  Based on current market borrowing rates, the carrying value of Coastal’s finance lease obligation, term loan and long-term debt approximates its fair value.

Critical Accounting Estimates

Coastal prepares its consolidated financial statements in accordance with IFRS.  The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of sales and expenses during the reporting period.  Estimates are based upon historical experience and other assumptions that are believed to be reasonable under the circumstances.  These estimates are evaluated on an on-going basis and form the basis for making decisions regarding the carrying value of assets and liabilities and the reported amount of sales and expenses.  Actual results may differ from these estimates under different assumptions.

There were no changes in our critical accounting estimates from those disclosed in our MD&A for the fiscal year ended October 31, 2012.

Future Accounting Standards

The following standards have an effective date of January 1, 2013 with early adoption permitted under certain circumstances.  Coastal intends to adopt these standards in its financial statements for the annual period beginning on November 1, 2013 and is currently evaluating the impact the standards are expected to have on its consolidated financial statements.

Consolidation Accounting

On May 12, 2011 the IASB issued IFRS 10, Consolidated Financial Statements which replaces IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation — Special Purpose Entities with a single model to be applied in the control analysis for all investees.  The IASB revisited the definition of “control,” which is a criterion for consolidation accounting.  The impact of applying consolidation accounting or the equity method of accounting under this new standard is not expected to result in any change to Coastal’s consolidated financial statements.

Fair Value Measurement

IFRS 13, Fair Value Measurement establishes a single framework for measuring fair value where it is required by other standards. IFRS 13 applies to all transactions (whether financial or non-financial) for which IFRSs require or permit fair value measurements, with the exception of share-based payment transactions accounted for under IFRS 2, Share-based Payment and leasing transactions within the scope of IAS 17, Leases, and measurements that have some similarities to fair value but are not fair value such as net realisable value under IAS 2, Inventories or value in use under IAS 36, Impairment of assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price).

Financial Instruments

IFRS 9, Financial Instruments was issued in November 2009 and covers the classification and measurement of financial assets as part of its project to replace IAS 39, Financial Instruments: Recognition and Measurement. In October 2010, the requirements for classifying and measuring financial liabilities were added to IFRS 9.  Under this guidance, entities have the option to recognize financial liabilities at fair value through earnings. If this option is elected, entities would be required to reverse the portion of the fair value change due to own credit risk out of earnings and recognize the change in other comprehensive income.

This standard has an effective date of January 1, 2015 with early adoption permitted under certain circumstances.  Coastal intends to adopt these standards in its financial statements for the annual period beginning on November 1, 2015 and is currently evaluating the impact the standards are expected to have on its consolidated financial statements.

Liquidity Risk

Coastal’s objective is to have sufficient liquidity to meet liabilities when due.  Coastal monitors its cash balances and cash flows generated from operations to meet requirements.  All of the accounts payable at October 31, 2013 are due within 30-120 days.

Summary of Quarterly Results

($000’s)

Quarter ended	Oct. 31, 2013	Jul. 31, 2013	Apr. 30, 2013	Jan. 31, 2013	Oct. 31, 2012	Jul. 31, 2012	Apr. 30, 2012	Jan. 31, 2012

Sales	53,359	55,548	53,745	54,898	50,700	50,324	48,212	46,849

Gross profit	23,602	22,815	21,739	22,735	23,272	21,426	20,813	19,016
Gross profit %	44%	41%	40%	41%	46%	43%	43%	41%

Adjusted EBITDA(3)	(775)	(1,936)	(5,430)	(1,764)	(445)	(148)	949	1,025

Foreign exchange (gain) loss	796	(833)	448	303	(280)	750	(232)	70

Net earnings (loss)	(2,932)	(2,654)	(6,984)	(3,375)	(2,579)	(1,861)	(242)	(196)

Weighted average # of shares — basic (000’s)	32,523	32,346	29,855	28,616	28,480	28,336	28,210	28,134

Weighted average # of shares — diluted (000’s)	32,523	32,346	29,855	28,616	28,480	28,336	28,210	28,134

Basic loss per share	(0.09)	(0.08)	(0.23)	(0.12)	(0.09)	(0.07)	(0.01)	(0.00)

Diluted loss per share	(0.09)	(0.08)	(0.23)	(0.12)	(0.09)	(0.07)	(0.01)	(0.00)

Seasonality may impact our sales distribution throughout the year.  Our sales are generally stronger during the spring, summer and fall months.  Our industry generally experiences lower sales and

(3)  Adjusted EBITDA is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-IFRS Measures and Definitions for further information and a reconciliation of net earnings to Adjusted EBITDA.

profits during the holiday season as we believe that our customers choose to divert discretionary funds towards holiday purchases.

Common Shares

As at January 21, 2014, we had 32,802,334 common shares outstanding and we had outstanding options to purchase 2,246,189 common shares.

Related Party Transactions

Coastal does not have any loans outstanding to its Chief Executive Officer, its Chief Financial Officer, other officers or any of its directors as at the end of the fourth quarter of 2013.

Commitments

Coastal is committed to minimum annual payments, primarily related to the lease costs on its warehouse and office premises, as follows:

$000’s
Less than 1 year	3,356
Between 1 and 5 years	4,028
5 years and greater	22
Total	7,406

Operating costs on leases have been excluded

Contingent Liability

Coastal is engaged in certain legal actions in the ordinary course of our business and believes that the ultimate outcome of these actions will not have a material adverse effect on our on-going operating results, liquidity or financial position.

Off-Balance Sheet Arrangements

Coastal does not have any off-balance sheet arrangements as defined by applicable securities rules in Canada as at October 31, 2013 that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.

Critical Suppliers

We currently purchase significant amounts of inventory from a limited number of major suppliers.  We believe that alternative suppliers are available should those suppliers refuse or be unable to provide us with products.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.

During the fourth quarter of 2013, management did not make changes to its system of internal controls that materially affect internal controls over financial reporting.

Internal Controls over Financial Reporting

Management is responsible for certifying the design and effectiveness of the Company’s internal control over financial reporting as required by National Instrument 52-109.

Our internal control over financial reporting is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable IFRS.  A company’s internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the CEO and the CFO, carried out an evaluation of the design of our internal controls over financial reporting as at October 31, 2012.  Based upon the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, management determined the design was effective for the nature and size of Coastal’s business, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Management has tested and has determined the controls were effective as at October 31, 2013.  During 2013, management did not make changes to its system of internal controls that materially affect internal controls over financial reporting.

Supplemental Non-IFRS Measures and Definitions

Our reorder rate is defined as the percentage of orders in the quarter shipped to customers that we estimate have ordered from us in the past.

We report our results in accordance with IFRS, however, we present Adjusted EBITDA as we believe that our investors may use these figures to make more informed investment decisions about us.

Adjusted EBITDA is a non-IFRS measure that does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.  Adjusted EBITDA should be considered in addition to, and not as a substitute for, net earnings, cash flows and other measures of financial performance and liquidity reported in accordance with IFRS.

Adjusted EBITDA is a measure we believe is useful in assessing performance and highlighting trends on an overall basis.  Adjusted EBITDA differs from the most comparable IFRS measure, net earnings, primarily because it does not include interest, income taxes, depreciation and amortization, share-based compensation expense, foreign exchange gain or loss and management change costs.

($000’s)	2013	2012	2011

Net earnings (loss)	(15,944)	(4,878)	(5,305)
Amortization	4,234	2,920	2,825
Interest expense, net	437	517	275
Income tax expense (recovery)	(186)	560	(59)
Share-based compensation	839	967	823
Foreign exchange (gain) loss	714	308	(151)
Restructuring, listing and management change costs	—	987	2,335
Adjusted EBITDA	(9,906)	1,381	743

Cautionary Note Regarding Forward-Looking Information and Statements

All statements made in this Management Discussion and Analysis which are not current statements or historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” as defined in Section 27A of the United States Securities Act of 1933 (the “Securities Act”), Section 21E of the United States Securities Exchange Act of 1934 (the “Exchange Act”), the Private Securities Litigation Reform Act of 1995 or in releases made by the SEC, all as may be amended from time to time.  The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should”, “likely”, “potential”, “continue”, “project”, “forecast”, “prospects”, and similar expressions typically are used to identify forward-looking information and statements.  Without limitation, such forward-looking information and statements in this Management Discussion and Analysis include information and statements relating to: our perceptions of the contact lens and eyeglasses industry or market and anticipated trends in that market in any of the countries in which we do business; our anticipated ability to procure products and supplies, or the terms under which we may procure our products and supplies; our anticipated business operations, inventory levels, ability to handle specific order and call volumes, ability to fill and ship orders in a timely manner, ability to achieve greater marketing efficiency or similar statements; our ability to increase production; our capital expenditure plans; our relationships with suppliers; our anticipated results of operations, including but not limited to anticipated sales, revenues, earnings, tax benefits or similar matters; the effects of seasonality; sufficiency of cash flows; and our perceptions regarding volatility in and impact of foreign currency exchange rates.

Forward-looking information and statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate.  Forward-looking information and statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict.  Assumptions underlying our expectations regarding forward-looking information and statements contained in this Management Discussion and Analysis include, among others: that we will maintain our position in the markets we operate in and expand into other markets in a favourable manner; that we will have sufficient capital to continue making investments in advertising, inventory, property, equipment and leasehold improvements as well as personnel to support our business and new product lines, including our eyeglasses business; that we will be able to generate and maintain sufficient cash flows to support our operations; that we will be successful in complying with industry regulatory requirements in British Columbia and other jurisdictions in which we operate; that we will be able to establish and/or maintain necessary relationships with suppliers; and that we will retain key personnel.  The foregoing list of assumptions is not exhaustive.

Persons reading this Management Discussion and Analysis are cautioned that forward-looking information and statements are subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond our control, that could cause our actual future results or performance to be materially different from those that are disclosed in or implied by the forward-looking information or statements.  These factors include, but are not limited to:

•             changes in the market;

•             potential downturns in economic conditions;

•             consumer credit risk;

•             our ability to implement our business strategies;

•             competition from traditional and online retailers;

•             limited suppliers;

•             limited availability of inventory;

•             disruption in our distribution facilities;

•             mergers and acquisitions;

•             foreign currency exchange rate fluctuations;

•             regulatory requirements;

•             demand for contact lenses, eyeglasses and related vision care products;

•             the risk that we will not be successful in defending against litigation;

•             dependence on the Internet; and

•             other risks detailed in our filings with the Canadian and United States securities regulatory authorities

Readers should not place undue reliance on forward-looking information and statements, which are qualified in their entirety by this cautionary note.  For a complete discussion of the assumptions, risks and uncertainties related to our business, you are encouraged to review our filings with Canadian securities regulatory authorities filed on SEDAR at http://www.sedar.com.